Exhibit 99.1

Cellectis Announces Chief Medical Officer Appointment to Senior Leadership Team

NEW YORK--(BUSINESS WIRE)--January 7, 2016--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS – Nasdaq: CLLS), a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR T-cells (UCART), announced today the appointment of Dr. Loan Hoang-Sayag to the role of Chief Medical Officer. Dr. Hoang-Sayag’s responsibilities will include bringing the Company's product candidates into clinical stage development, as well as strategic and operational management of all therapeutic activities for Cellectis. Dr. Hoang-Sayag joins Cellectis from Quintiles Transnational, where she was most recently Senior Director of Medical Science.

“Dr. Hoang-Sayag’s experience in oncology clinical development – specifically in strategy and delivery in all phases in the pharmaceutical, biotechnology and clinical research spaces – enables her to lead Cellectis’ strategy and generate awareness around the breakthrough work that we are doing as a leader and innovator in the field,” said Dr. André Choulika, Ph.D., Chairman and Chief Executive Officer of Cellectis. “Her relationship-building and communication skills, deep understanding of the global environment in oncology clinical research and close relationships with regulatory and business development units add a high caliber of talent and depth to our current leadership team. This will be extremely beneficial as Cellectis continues to build upon its brand and expand our product candidates into clinical stage development.”

“Dr. Hoang-Sayag’s impressive and extensive professional background makes her a perfect fit for the Cellectis team, as her clinical development expertise will play a key role in helping us to achieve our goals and strategic priorities in 2016 and beyond,” added Dr. Mathieu Simon, MD, Executive Vice President and Chief Operating Officer of Cellectis. “At Cellectis, we have always made it our mission to bring the best and brightest leaders on board, especially at the senior management level, and Dr. Hoang-Sayag fits the bill.”

Dr. Hoang-Sayag is a board-certified physician in hematology and medical oncology with 23 years of experience – eight years in the hospital / university setting and 15 years in oncology clinical development. In her most recent role, she was at Quintiles Transnational for 10 years where she held the positions of Associate Medical Director, Medical Director and Senior Director of Medical Science. Prior to Quintiles, she was at Pierre Fabre Oncology, serving as the oncology project leader in charge of a variety of clinical studies for this France-based pharmaceutical company. Additionally, Dr. Hoang-Sayag was a medical manager at Hoffmann La Roche in France where she was responsible for clinical development and medical affairs activities for several new oncology drugs. Dr. Hoang-Sayag will report to Mathieu Simon, MD, Executive Vice President and Chief Operating Officer of Cellectis.

“CAR T-cell therapy presents great potential to improve cancer patient treatment in a profound way. I am pleased and proud to join Cellectis, which is, by its unique pioneering approach, one of the most highly science-driven, innovative and dynamic biotech company,” said Dr. Hoang-Sayag, Chief Medical Officer at Cellectis.

About Cellectis

Cellectis is a biopharmaceutical company focused on developing immunotherapies based on gene edited CAR-T cells (UCART). The company’s mission is to develop a new generation of cancer therapies based on engineered T-cells. Cellectis capitalizes on its 16 years of expertise in genome engineering - based on its flagship TALEN® products and meganucleases and pioneering electroporation PulseAgile technology - to create a new generation of immunotherapies. CAR technologies are designed to target surface antigens expressed on cells. Using its life-science-focused, pioneering genome-engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets. Cellectis S.A. is listed on the Nasdaq Global Market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it.
TALEN® is a registered trademark owned by the Cellectis Group.

Disclaimer

This press release and the information contained herein do not constitute an offer to sell or subscribe, or a solicitation of an offer to buy or subscribe, for shares in Cellectis in any country. This press release contains forward-looking statements that relate to the Company’s objectives based on the current expectations and assumptions of the Company’s management only and involve risk and uncertainties that could cause the Company to fail to achieve the objectives expressed by the forward-looking statements above.

CONTACT:
For further information, please contact:
Cellectis
Jennifer Moore, 917-580-1088
VP Communications
media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich, 212-896-1241
ckasunich@kcsa.com
or
Simon Harnest, 646-385-9008
VP Finance and Investor Relations
simon.harnest@cellectis.com